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SEC
Mail Processing
Section


12063063

DEC 28 2012

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2011 (MM/DD/YY) AND ENDING 10/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George K. Baum Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 520
(No. and Street)

Kansas City	Missouri	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dana L. Bjornson, VP Treasurer 816-474-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street,	Kansas City,	MO	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George K. Baum Capital Advisors, Inc., as of October 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA J. BRUNTZ
Notary Public - Notary Seal
State of Missouri
Commissioned for Jackson County
My Commission Expires: July 17, 2015
Commission Number: 11114359

Signature

VP & Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

George K. Baum Capital Advisors, Inc.
SEC File Number: 8-68927
October 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

George K. Baum Capital Advisors, Inc.

Statement of Financial Condition

October 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
George K. Baum Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of George K. Baum Capital Advisors, Inc. (the Company) as of October 31, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above, presents fairly, in all material respects, the financial position of George K. Baum Capital Advisors, Inc. at October 31, 2012, in conformity with U.S. generally accepted accounting principles.



Kansas City, MO
December 21, 2012

George K. Baum Capital Advisors, Inc.

Statement of Financial Condition

October 31, 2012

Assets		
Cash and cash equivalents	$	615,095
Receivables		50,091
Other assets		15,206
Total assets	$	680,392
Liabilities and stockholder's equity		
Accrued compensation and benefits	$	117,258
Other liabilities and accrued expenses		55,656
Total liabilities		172,914
Stockholder's equity		507,478
Total liabilities and stockholder's equity	$	680,392

See accompanying notes.

George K. Baum Capital Advisors, Inc.

Notes to Statement of Financial Condition

October 31, 2012

1. Organization

George K. Baum Capital Advisors, Inc. (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company was formed on May 31, 2011, and became a registered broker-dealer on January 26, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), which serves as the Company's self-regulatory organization. The Company provides merger and acquisition and private placement investment banking services and commenced operations on January 26, 2012.

2. Significant Accounting Policies

Revenue Recognition

Advisory and fee income, net of expenses, is recorded when the services to be performed are completed. Any payments received as non-refundable retainers are recorded as earned.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds.

Receivables

Receivables represent amounts owed and due from clients pursuant to engagement letters.

Other Assets

Other assets represent deposits with FINRA for future regulatory fees and expenses.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company filed an election to be treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds and bank certificates of deposit.

2. Significant Accounting Policies (continued)

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value.

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. See Note 5 for further discussions and disclosures related to fair value measurements.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Therefore, ASU 2011-04 will be effective for the Company's fiscal year beginning November 1, 2012. Adoption of ASU 2011-04 is not expected to have a material effect on the Company's statement of financial condition.

3. Employee Benefits

George K. Baum & Company provides a defined contribution 401(k) profit-sharing plan for all full-time employees, and the Company participates in the profit-sharing plan. The Company's matching contribution is comprised of both formula-based and discretionary amounts. The Company is allocated its proportionate share of the expense associated with this plan.

4. Commitments and Contingencies

In the ordinary course of business, the Company is examined by FINRA, its self-regulatory organization, regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company.

5. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10 as of October 31, 2012:

	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 614,995	$ –	$ –	$ 614,995
Total assets	$ 614,995	$ –	$ –	$ 614,995

There were no transfers of assets or liabilities between levels for the year ended October 31, 2012. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2012.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables, approximates their carrying value.

6. Related-Party Transactions

George K. Baum & Company assigned certain investment banking engagements to the Company and the Company made payments of $62,928 to George K. Baum & Company under those agreements.

George K. Baum & Company provides certain administrative services for the Company under a Management Services Agreement. The Company paid George K. Baum & Company $161,000 for these services during the year ended October 31, 2012.

7. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000.

At October 31, 2012, the Company had net capital of $429,881, which was $418,353 in excess of the required net capital.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.

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